Exhibit 99.d

EXHIBIT D

A Single insured fidelity bond in the following amount would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:

Investment Company	Assets as of 7/31/2023	Minimum Required Coverage

Pear Tree Funds
Small Cap Fund	$82,797,123	$450,000
Quality Fund	$237,115,926	$600,000
Emerging Markets World Equity Fund	$69,725,205	$400,000
Foreign Value Fund	$3,221,428,599	$1,900,000
Foreign Value Small Cap Fund	$1,032,957,074	$1,250,000
International Opportunities Fund	$29,134,345	$300,000
Environmental Opportunities Fund	$76,875,346	$450,000